Exhibit 99.1

BAYTEX SIGNS AGREEMENT TO INCREASE CONSERVATION OF PRODUCED GAS FOR POWER GENERATION IN PEACE RIVER AREA

CALGARY, ALBERTA (March 4, 2014) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to announce the signing of a 10-year agreement with Genalta Power Inc. (“Genalta”) to deliver the majority of the excess natural gas production associated with its Three Creeks heavy oil production in the Peace River area to a power generating facility to be constructed by Genalta. The project will generate 12 megawatts of low emission power, providing the daily energy requirement for over 14,000 homes. The project is in addition to Baytex’s existing commitments to supply Genalta with natural gas to generate one megawatt of power.

As part of the project, Baytex will construct pipelines which will increase natural gas delivery capacity from its existing integrated natural gas collection system to the Genalta facility. The pipelines and facility are expected to be completed in the fourth quarter of 2014.

James Bowzer, Baytex’s President and Chief Executive Officer said, “Baytex is dedicated to operating in an environmentally responsible manner and this initiative provides a significant increase in gas conservation in the Three Creeks area.”

“Genalta is excited to expand its partnership with Baytex to create environmentally friendly power using produced gas,” said Genalta’s Chief Executive Officer, Graham Illingworth.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com